Exhibit 99.1
TD Bank Financial Group Pleased with Positive Ameritrade Shareholder Voting Results
     TORONTO, Jan. 5 /CNW/ — TD Bank Financial Group (TDBFG) is pleased with the results of the Ameritrade shareholder vote held yesterday, in which shareholders approved the proposals necessary to complete the acquisition of TD Waterhouse USA by Ameritrade Holding Corporation to create TD Ameritrade. In connection with the transaction, TD Waterhouse Canada will also acquire Ameritrade’s Canadian brokerage operations. The deal is expected to close on January 24th, 2006.
     “We are pleased that Ameritrade shareholders strongly supported the proposed transaction. The new TD Ameritrade will be a powerful industry leader whose expertise will deliver an even stronger client-focused offer,” said Ed Clark, President and CEO, TD Bank Financial Group. “For TD shareholders, this is an excellent complement to TD’s U.S. personal and commercial banking operations of TD Banknorth and extends our opportunities for further growth in the U.S.,” he added.
     Under the terms of the shareholders agreement for this transaction, following completion of the transaction TD is required to tender for approximately 7.9% of the outstanding Ameritrade shares at a price of at least USD $16 per share which, if successful, would bring TD’s ownership of the new TD Ameritrade to 39.9%, the maximum currently allowable under the terms of the deal.
     “At the time the transaction was initiated, we wanted to add value to the deal by agreeing to offer to buy shares at what was a premium to market at the time. Clearly, the market has been supportive of this transaction as witnessed by the increase in the Ameritrade stock price,” noted Clark. “At present, we don’t intend to offer more than USD $16 per share. Once TD has fulfilled this obligation, we will be free to buy shares in the market place up to 39.9%, as appropriate,” he added.
     Under the terms of the transaction, TDBFG will be represented by 5 directors on the new 12 member TD Ameritrade board of directors, which allows TD to actively contribute to TD Ameritrade’s strategic direction as it grows and strengthens the TD brand in the U.S. The five directors will be:
•	Ed Clark, President and CEO, TD Bank Financial Group

•	Marshall Cohen, member, TDBFG Board of Directors

•	Dan Marinangeli, Executive Vice President, Corporate Development, TDBFG

•	Bill Prezzano, member, TDBFG Board of Directors

•	Fred Tomczyk, Vice Chair, Corporate Operations, TDBFG
     About TD Bank Financial Group
     The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including TD Waterhouse;

Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world’s leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$365 billion in assets, as of October 31, 2005. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol “TD”.
     The tender offer for outstanding shares of Ameritrade common stock described above has not commenced. At the time the tender offer is commenced, The Toronto-Dominion Bank will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, or SEC, and Ameritrade will file a solicitation/recommendation statement on Schedule 14D-9. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that Ameritrade’s security holders should read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Ameritrade’s security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC in connection with the tender offer) will be available at no charge on the SEC’s web site at www.sec.gov or by directing a request to The Toronto-Dominion Bank, c/o TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030.

For further information: Dianne Salt, TD Bank Financial Group,
(416) 308-6807